Exhibit 16.1
December 14, 2005
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549
We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on December 8, 2005 to be filed by our former client, Smith Micro Software, Inc. (the “Company”) on or about December 14, 2005. We agree with the statements made in response to that Item insofar as they relate to our Firm, except that we are not in a position to agree or disagree with the following of the Company’s statements:
     1. the first sentence of the first paragraph,
     2. the third sentence of the first paragraph,
     3. the fourth paragraph,
Very truly yours,
/S/ BDO Seidman, LLP
BDO Seidman, LLP